  Exhibit 99.1

Prophecy Incorporates Silver Elephant Mining Corp and Asia Mining Inc, Prepares for Silver Spinoffs
Vancouver, British Columbia, August 19, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the formation of two wholly owned Canadian BC subsidiaries; Silver Elephant Mining Corp. (“Silver Elephant”) and Asia Mining Inc. (“Asia Mining”) in order to facilitate potential future spinoffs of the Company’s wholly owned Bolivian silver operation and Mongolian coal operation.

John Lee, Prophecy Chairman, states that “We foresee a strong upward performance in silver prices. Silver Elephant is structured and intended to be a premier pure silver play, which may go public in the near term”.

The Gibellini vanadium project is firmly on track to formally start the 12-month streamlined Environmental Impact Assessment by early 2020. Prophecy aims to be the single purpose vehicle that offers vanadium investment exposure in Nevada.

Gibellini vanadium, Pulacayo silver, and Ulaan Ovoo coal projects had received over US$100million in investment since 2005. Through this reorganization, to be completed by end of August, Prophecy will be the parent company to the following direct subsidiaries:

Silver Elephant Mining Corp (BC, Canada):

Through its Bolivian subsidiaries, Silver Elephant will focus on Pulacayo-Paca silver mining project in Bolivia. Pulacayo-Paca received over US$25 million in investments which included over 98,000 meters of drilling since 2005. Prophecy is in the final stage of obtaining the Pulacayo-Paca mining production contract from the Bolivian government, enabling Silver Elephant to explore and mine Pulacayo for up to 40 years. Prophecy intends to perform infill and exploration drilling at Paca in the fall of 2019.

On October 20, 2017, Mercator Geological Services Limited published a 43-101 compliant Pulacayo Technical Report (available on SEDAR) which outlined 30 million ounces of silver in the indicated category grading 455g/t, and a further 21 million ounces of silver in the inferred category grading 256g/t.

The Company’s research has shown relatively few silver underground deposits grading at over 400 g/t Ag and open pit silver projects grading at over 200g/t Ag.
Highlights from historic underground diamond drill results (2005 to 2015) at Pulacayo include:

Hole No.	from - to (m)	Interval (m)	Ag (g/t)	Lead (%)	Zinc (%)	Dist from adit (m)

PUD005	96.2 – 108.0	11.9	689	1.9	1.4	-67.5
PUD007	70.0 – 96.8	26.8	517	2.3	4.2	-44.5
PUD057	374.0 – 378.0	4	1,184	0.8	2.3	-137.5
PUD069	281.0 – 294.0	13	624	2.1	4.2	-46
PUD109	293.6 – 298.4	4.8	3,607	3.8	4.1	-30.4
PUD118	174.0 – 184.0	10	1,248	1.7	2.6	-93.9
PUD134	128.2 – 151.5	23.3	514	1.3	1.9	-55.7
PUD150	290.0 – 302.0	11.2	882	0.4	0.6	-75.2
PUD159	343.0 – 354.0	11	790	0.6	0.6	-116.6
PUD170	237.0 – 239.0	2	3,163	0.1	0.9	-32.5

Highlights from historic surface diamond drill results (2005 to 2015) at Paca include:
Hole No.	from - to (m)	Interval (m)	Ag (g/t)	Lead (%)	Zinc (%)	Dist from surface (m)

PND003	11.0 – 28.0	17	260	0.9	0.1	-7.8
PND008	18.0 – 33.5	15.5	314	1	0.4	-12.7
PND029	12.0 – 22.3	10.3	436	0	0	-8.5
PND031	0.0 – 37.0	37	217	0.9	0.3	0
PND062	10.0 – 52.0	42	406	0.8	0.1	-7.1
ESM2	0.0 – 38.0	38	411	1.4	1.2	0

With access to water, power, and a paved road to toll milling facilities, Pulacayo-Paca can be commissioned on a trial mining basis with minimal lead time and startup costs. Over 20 million oz of silver was produced by Sumitomo, Pan American Silver, and Manquiri (previously owned by Coeur Mining) in 2018 in Bolivia’s Potosi department, where Pulacayo-Paca is located.

Bolivian constitutional court recently cleared Company’s historic tax liability related to the Company’s Bolivian operation in 2005. Silver Elephant will have no government tax or bank debt.

Nevada Vanadium Mining Corp (BC, Canada):

Through Prophecy’s US subsidiary, Nevada Vanadium will be developing its 100% owned Gibellini and Louie Hill vanadium mining projects in Eureka county, Nevada. This open pit-heap leach vanadium project is scheduled to start a 12-month Environmental Impact Statement starting in Q1 2020, with construction in 2021 and production by end of 2022. The recent Preliminary Economic Assessment titled “GIBELLINI VANADIUM PROJECT, November 2017” published by AMEC (Available on SEDAR) stated annual vanadium pentoxide (V2O5) production of 9.7 million pounds a year for 14 years at cash cost of a US$4.77 pound and capex of US$117million (see Company’s press release dated May 28th, 2018). Gibellini and Louie Hill vanadium projects received over US$20million investment since mid-2000 that included, drilling, metallurgy, feasibility and environmental baseline studies.

Nevada Vanadium offers leverage on vanadium prices and is the only US vanadium mine poised to go to production by 2022. Nevada Vanadium will have no bank debt.

Asia Mining Inc (BC, Canada):

Through its Mongolian subsidiaries, Asia Mining will operate the 100% owned Ulaan Ovoo and Chandgana coal mines under existing 20-year mining licenses that can be extended for another 20 years.

Ulaan Ovoo is located in northern Mongolia, 17km from the border to Russia, and 120km by road from Mongolia’s Sukhbaatar railway station (which connects to the Trans-Siberian railway network).

Ulaan Ovoo had received over US$50million investment since 2010 and features an average strip ratio of 1.8. The coal mine yielded 5,000 kcal/kg GCV, less than 1% Sulphur, and low ash (8 to 11%) which is well-suited for power plants, cement plants and boiler heat applications. Wardrop Engineering (Tetra Tech) estimated 174 Mt of measured and 34 Mt of indicated coal resources in an NI 43-101 compliant report titled “Ulaan Ovoo – Pre-Feasibility Study” dated December 13th, 2010 (available on SEDAR).

Ulaan Ovoo is being operated by a lessee since March 2019 and achieved a record production of 37,800 tonnes in June 2019. The Lessee has reportedly secured close to 400,000 tonnes of orders through to April 2020. Asia Mining stands to earn $2 per tonne of Ulaan Ovoo coal sold.

Chandgana is a lignite coal project with mining licenses and contains an estimated 43-101 compliant resources of 509 million tonnes of coal in Measured and further 539 million tonnes of coal in Indicated categories (Refer to NI-43-101 compliant “UPDATED TECHNICAL REPORT ON THE COAL RESOURCES OF THE CHANDGANA KHAVTGAI COAL issued by Chris Kravits on September 8, 2010, available on SEDAR).

Asia Mining will be a premier thermal coal play and expects to be cash flow positive in 2019. Asia mining will have no bank debt.

Prophecy is led by CEO Mike Doolin, previously chief operating officer of Klondex Mines Ltd which was acquired by Hecla in 2018. Mr. Doolin has over 30 years of experience in permitting, commissioning, and operating both open pit and underground mines. Prophecy’s board consists of experienced multi-national executives specialize in mine engineering and financing.

Mr. Doolin comments “Our team has been examining various production scenarios at Pulacayo Paca which may be implemented as soon as the mining production contract is granted to take advantage of rising silver prices. We believe there is strong potential to increase the silver resources at Pulacayo Paca through modern exploration and drilling methods in this prolific silver district.”

The Company further announces that pursuant to the terms of the Company’s Share-Based Compensation Plan as approved at its Annual General Meeting of shareholders held on June 2, 2016, and amended on June 13, 2017, it has granted in aggregate, 1,685,000 incentive stock options (the “Options“), to certain directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.20 per Common share for a term of five years expiring on July 29, 2024 and vest at 12.5% per quarter for the first two years following the date of grant. As part of its continuous review, the Company cancelled a total of 1,356,000 stock options with various exercise prices.

Qualified Person

The technical content of this news release has been prepared under the supervision of Danniel Oosterman, VP, Exploration. Mr. Oosterman is not independent of the Company in that he is employed as a consultant to the Company and most of his income is derived from the Company.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and Permit preparation. Prophecy also has mining projects in Mongolia and Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to, (i) the PEA representing a viable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iv) the estimated amount of future production, of metal recovered; and (vi) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Prophecy’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by Prophecy or its consultants. Prophecy and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Prophecy and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.

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